Supplementary Material for Financial Results for the 12 months ended March 31, 2005 (Unconsolidated)

                                                                                                                        (Japen GAAP)
                                                                                                                        ------------
------------------------------------------------------------------------------------------------------------------------------------
                                FY 2002               FY 2003              FY 2004               FY 2005           FY 2006 Prospects
                             6 mos.    12 mos.   6 mos.   12 mos.      6 mos.    12 mos.      6 mos.    12 mos.   6 mos.     12 mos.
                             ending    ending    ending   ending       ending    ending       ending    ending    ending     ending
                            Sept. 30, March 31, Sept. 30, March 31,  Sept. 30, March 31,    Sept. 30,  March 31, Sept. 30, March 31,
                              2001       2002     2002      2003       2003      2004         2004      2005       2005      2006
====================================================================================================================================
Vehicle Production
(thousands of units)         1,644      3,364      1,676     3,513      1,682      3,558      1,802     3,749      1,800     3,840
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
 (thousands of units)        1,674      3,428      1,691     3,559      1,720      3,625      1,805     3,787      1,810     3,880
------------------------------------------------------------------------------------------------------------------------------------
    Japan                      850      1,720        800     1,724        830      1,765        838     1,805        810     1,830
------------------------------------------------------------------------------------------------------------------------------------
    Exports                    824      1,708        891     1,835        890      1,860        967     1,982      1,000     2,050
------------------------------------------------------------------------------------------------------------------------------------
           North America       353        754        414       841        398        811        412       864        480     1,010
------------------------------------------------------------------------------------------------------------------------------------
              Europe           200        425        182       392        198        419        197       420        170       350
------------------------------------------------------------------------------------------------------------------------------------
               Asia             58        106         80       165         71        151         82       151         60       120
------------------------------------------------------------------------------------------------------------------------------------
           Latin America        52         93         34        71         28         61         38        78         50        80
------------------------------------------------------------------------------------------------------------------------------------
             Oceania            58        116         71       137         78        158         89       164         80       160
------------------------------------------------------------------------------------------------------------------------------------
              Others           103        214        110       229        117        260        149       305        160       330
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
 (billions of yen)         4,011.9    8,284.9    4,204.7   8,739.3    4,302.1    8,963.7    4,459.7   9,218.3    4,500.0   9,400.0
------------------------------------------------------------------------------------------------------------------------------------
              Japan        1,767.3    3,544.3    1,607.3   3,438.4    1,667.5    3,593.1    1,723.0   3,654.9
------------------------------------------------------------------------------------------------------------------------------------
             Exports       2,244.5    4,740.0    2,597.4   5,300.8    2,634.5    5,370.5    2,736.7   5,563.4
------------------------------------------------------------------------------------------------------------------------------------
Operating Income
 (billions of yen)           354.2      748.9      471.3     861.3      459.1      833.7      392.3     701.3      290.0     620.0

   (Operating Income
    Ratio)(%)                ( 8.8)    (  9.0)    ( 11.2)   (  9.9)    ( 10.7)   (   9.3)   (   8.8)  (   7.6)   (   6.4)  (   6.6)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income
 (billions of yen)           347.1      768.9      481.7     892.6      510.5      915.7      442.3     856.2      330.0     770.0

   (Ordinary Income
    Ratio) (%)              ( 8.7)    (  9.3)    ( 11.5)   ( 10.2)    ( 11.9)   (  10.2)   (   9.9)  (   9.3)   (   7.3)  (   8.2)
------------------------------------------------------------------------------------------------------------------------------------
Net Income
 (billions of yen)          203.5      470.2      382.2     634.0      338.0      581.4      263.7     529.3      220.0     500.0

   (Net Income Ratio) (%)   ( 5.1)    (  5.7)    (  9.1)   (  7.3)    (  7.9)   (   6.5)   (   5.9)  (   5.7)   (   4.9)  (   5.3)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders Return
----------------------------------------------------------------------------------------------------------------------------
   Dividend Payout
    (billions of yen)         47.4      101.5       56.8     125.8       67.9      151.2       82.0     212.7
----------------------------------------------------------------------------------------------------------------------------
     Dividend Per Share
      (yen)                     13         28         16        36         20         45         25        65
----------------------------------------------------------------------------------------------------------------------------
     Payout Ratio (%)         23.3       21.6       14.9      19.8       20.1       26.0       31.1      40.5
----------------------------------------------------------------------------------------------------------------------------
   Value of shares canceled
   (billions of yen)         129.2      129.2      143.0     143.0          -          -          -         -
----------------------------------------------------------------------------------------------------------------------------
   Value of shares repurchased
   (billions of yen)         129.2      277.5      163.3     453.4      161.7      398.8      208.4     266.2
----------------------------------------------------------------------------------------------------------------------------
Number of Outstanding Shares
(thousands)              3,649,997  3,649,997  3,609,997  3,609,997  3,609,997  3,609,997  3,609,997  3,609,997
----------------------------------------------------------------------------------------------------------------------------
Number of Employees         65,029     66,820     66,874     65,551     66,099     65,346     64,408     64,237             (Note 2)
----------------------------------------------------------------------------------------------------------------------------

    (Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q
    (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
    (Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
    (Note 4) Excluding financial subsidiaries
    (Note 5) Calculation:  Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------